UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Panhandle Royalty Company
(Name of Issuer)

Class A - Common Stock, Par Value $0.0333 per share
(Title of Class of Securities)

698477106
(CUSIP Number)

December 31, 2002
(Date of event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is to filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name of Reporting Persons.
  I.R.S. Identification No. of above persons:

  UMB BANK, n.a. ("UMB") 44-0194180

  Check the Appropriate box if a member of a group
  (a) [ ]
  (b) [X]

  SEC Use Only

  Citizenship or Place of Organization: United States

  Number of Shares Beneficially owned by UMB With:

  Sole Voting Power: 0

  Shared Voting Power: 0

  Sole Dispositive Power: 121,547. UMB disclaims beneficial ownership of these shares.

  Shared Dispositive Power: 0.

  Aggregate Amount Beneficially Owned by UMB: 121,547. UMB disclaims beneficial ownership of these shares, all of which are held by UMB as Trustee of the Panhandle Royalty Co ESOP.

  Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [ ]

  Percent of Class Represented by Amount in Row 9: 5.84%

  Type of Reporting Person: BK

  Name of Reporting Persons.
  I.R.S. Identification No. of above persons:

  UMB FINANCIAL CORPORATION ("UMBFC")
  43-0903811

  Check the Appropriate box if a member of a group
  (a) [ ]
  (b) [X]

  SEC Use Only

  Citizenship or Place of Organization: Missouri

  Number of Shares Beneficially owned by UMBFC With:

  Sole Voting Power: -0-

  Shared Voting Power: -0-

  Sole Dispositive Power: -0-

  Shared Dispositive Power: -0-

  Aggregate Amount Beneficially Owned by UMBFC: -0-

  Check Box if the Aggregate Amount in Row (9) excludes Certain shares: [X] Such amount excludes 121,547 shares of the Issuer's Common Stock held by UMB Bank, n.a. as Trustee for the Panhandle Royalty Co ESOP as to which UMBFC has no voting or dispositive power.

  Percent of Class Represented by Amount in Row 9: 0%

  Type of Reporting Person: HC

  Name of Reporting Persons.
  I.R.S. Identification No. of above persons:

  Panhandle Royalty Co Employee Stock Ownership Plan

  Check the Appropriate box if a member of a group
  (a) [ ]
  (b) [X]

  SEC Use Only

  Citizenship or Place of Organization: United States

  Number of Shares Beneficially owned by Panhandle Royalty Co Employee Stock Ownership Plan With:

  Sole Voting Power: 121,547

  Shared Voting Power: 0

  Sole Dispositive Power: 121,547

  Shared Dispositive Power: 0.

  Aggregate Amount Beneficially Owned by Panhandle Royalty Co. Employee Stock Ownership Plan: 121,547

  Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [ ]

  Percent of Class Represented by Amount in Row 9: 5.84%

  Type of Reporting Person: EP

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Item 1(a) Name of Issuer:

Panhandle Royalty Co.

Item 1(b) Address of Issuer's Principal Executive Offices:

5400 NW Grand Blvd.
Grand Centre Ste. 210
Oklahoma City, OK 73112

Item 2(a) Names of Persons Filing:

(i) UMB Bank, n.a. ("UMB")

(ii) UMB Financial Corporation ("UMBFC")

(iii) Panhandle Royalty Co. Employee Stock Ownership Plan ("Plan")

Item 2(b) Address of Principal Business or, if none, Residence:

Both UMB and UMBFC maintain their principal executive offices at, and the address for the Plan is, 1010 Grand Boulevard, Kansas City, Missouri 64106.

Item 2(c) Citizenship:

UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States, the Plan is a trust organized in the State of Oklahoma

Item 2(d) Title of Class of Securities: Class A Common Stock, $0.0333 value (the "Common Stock ").

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or Dealer under Section 15 of the Act.

(b) [X] Bank as defined in section 3(a)(6) of the Act (UMB).

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act.

(d) [ ] Investment Company registered under section 8 of the Investment Company Act.

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

(f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F).

(g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7).

(h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii) (H).

Plan may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As trustee of the Plan, UMB may have certain dispositive powers over such shares and is filing this schedule as a result of having such powers. UMBFC owns 100 percent of the outstanding stock of UMB and is filing this schedule solely as a result of such stock ownership.

Item 4. Ownership:

Plan may be deemed to beneficially own shares of the Issuer's Common Stock. Each participant in the plan has the sole right to vote shares allocated to the participant's account. To the extent shares are not voted by participants, the Advisory Committee of the Plan shall exercise all voting powers granted to the plan through ownership of the issuer's securities. The Advisory Committee of the Plan also has the power to direct the Trustee concerning the investment of the Trust Fund. Therefore, the Plan may be deemed to beneficially own Issuer's Common Stock as follows:

(a) Amount Beneficially Owned: 121,547. Beneficial ownership is disclaimed as to these shares.

(b) Percent of Class: 5.84%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 121,547. The plan disclaims beneficial ownership as to these shares.

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 121,547. The plan disclaims beneficial ownership as to these shares

(iv) shared power to dispose or to direct the disposition: shares.0
UMB may be deemed to beneficially own certain shares of Issuer's Common Stock held by Plan. As trustee, UMB votes shares as directed by the participants in the Plan and does not have power to direct the voting of the Issuer's Common Stock. UMB may be deemed to have dispositive power over the shares of Common Stock held by Plan, even though UMB disclaims beneficial ownership over such shares.

Therefore UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

(a) Amount Beneficially Owned: 121,547

(b) Percent of Class: 5.84%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 121,547

(iv) shared power to dispose or to direct the disposition: 0
UMBFC does not own of record any shares of the Issuer's Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock held by UMB.

Item 5 Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

Item 8 Identification and Classification of Members of the Group.

Not Applicable.

Item 9 Notice of Dissolution of Group.

Not Applicable.

Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UMB Bank, n.a.
Dated: February 13, 2003	By /s/ Dennis R. Rilinger Dennis R. Rilinger, Executive Vice President and Corporate Secretary UMB Financial Corporation
Dated: February 13, 2003	By /s/ Dennis R. Rilinger Dennis R. Rilinger, Executive Vice President and Corporate Secretary UMB Financial Corporation
Panhandle Royalty Company Employee Stock Ownership Plan By: UMB Bank, n.a., Trustee
Dated: February 13, 2003	By /s/ Dennis R. Rilinger Dennis R. Rilinger, Executive Vice President and Corporate Secretary UMB Bank, n.a. Trustee for the Panhandle Royalty Company Employee Stock Ownership Plan

EXHIBIT INDEX

Exhibit	Document	Page No.
A.	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, par value $0.033 per share, of Panhandle Royalty Company, an Oklahoma corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 13th day of February, 2003.

UMB Bank, n.a.
Dated: February 13, 2003	By /s/ Dennis R. Rilinger Dennis R. Rilinger, Executive Vice President and Corporate Secretary UMB Bank, n.a. UMB Financial Corporation
Dated: February 13, 2003	By /s/ Dennis R. Rilinger Dennis R. Rilinger, Executive Vice President and Corporate Secretary UMB Financial Corporation
Panhandle Royalty Company Employee Stock Ownership Plan By: UMB Bank, n.a., Trustee
Dated: February 13, 2003	By /s/ Dennis R. Rilinger Dennis R. Rilinger, Executive Vice President and Corporate Secretary UMB Bank, n.a., Trustee Panhandle Royalty Company Employee Stock Ownership Plan